Exhibit 4.1

Innovative Payment Solutions, Inc.

19355 Business Center Drive, #9

Northridge, CA 91324

February 3, 2022

Holder of the Original Issue Discount Convertible Promissory Note

Re:	Extension of Maturity Date

Dear Holder:

Reference is made to that certain Original Issue Discount Convertible Promissory Note (the “Note”) made by Innovative Payment Solutions, Inc. and issued on February 16, 2021 and due on February 16, 2022 (the “Maturity Date”). In consideration for increasing the principal amount outstanding on your Note by 10%, please indicate your agreement to extend the Maturity Date of the Note to August 16, 2022 by duly executing this letter agreement below.

This letter agreement is limited as specified herein and the execution, delivery and effectiveness of this letter agreement shall not operate as a modification or waiver of any provision of the Note except as expressly set forth herein.

This letter agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Sincerely,

INNOVATIVE PAYMENT SOLUTIONS, INC.

By:	/s/ William D. Corbett
Name:	William D. Corbett
Title:	Chief Executive Officer

Accepted and Agreed to:

Name of Holder: Cavalry Fund I LP

Signature of Authorized Signatory of Holder: /s/ Thomas Walsh

Name of Authorized Signatory: Thomas Walsh

Title of Authorized Signatory: Managing Member

Aggregate principal amount of Note post increase: $866,242.37